Navios Maritime Partners L.P.
Announces Release from Captivity of Navios Apollon
Piraeus, Greece, March 1, 2010 - Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) is delighted to announce that the Navios Apollon and her crew were released on 27th February 2010.
Navios Partners is pleased to report that the Captain and crew are healthy and will be reunited with their families shortly. Navios Partners thanks the Captain, the crew and their families for their fortitude through this trying ordeal.
Many assisted the Company in achieving this outcome. Navios wanted to recognize the special efforts of the Chinese Embassy in Greece, and the Ambassador personally, for assisting in the release process and arranging the Chinese warship Wenzhou to escort the Navios Apollon and crew and providing needed support after this prolonged period in captivity.
ABOUT NAVIOS MARITIME PARTNERS L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc. (NYSE: NM) is an owner and operator of dry cargo vessels.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail: naviospartners@capitallink.com